Exhibit 3.7

CERTIFICATE OF FORMATION

OF

MM MAIDS L.L.C.

This Certificate of Formation of MM Maids L.L.C. is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.  The name of the limited liability company is MM Maids L.L.C.

2.  The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 21st day of November, 2002.

ServiceMaster Consumer Services Limited
Partnership, Organizer

By:	ServiceMaster Consumer Services, Inc.,
general partner

By:	/s/ Lawrence L. Mariano, III
Lawrence L. Mariano, III
Senior Vice President